Interim Financial Information

Flex LNG Ltd.

Second Quarter 2026
August 19, 2026

August 19, 2026 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the quarter ended June 30, 2026.

Highlights:
A summary of our financial highlights for the quarter is below:

	Q2 2026	Q1 2026
Vessel operating revenues[1]	$106.8m	$80.5m
Net income	$44.9m	$19.5m
Earnings per share (basic)	$0.83	$0.36

Cash and cash equivalents	$397.4m	$389.1m
Vessels and equipment, net	$2,077.1m	$2,091.9m
Long-term debt	$(1,793.7)m	$(1,821.0)m

Non-GAAP Measures [2]
Time Charter Equivalent rate ("TCE rate")	$86,119	$65,729
Adjusted EBITDA	$79.0m	$53.2m
Adjusted net income	$42.5m	$16.9m
Adjusted earnings per share (basic)	$0.79	$0.31

(1)Vessel operating revenues include $4.1 million income related to EU Allowances ("EUAs") (Q1 2026: $2.4 million). The EUAs are receivable from our charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System (EU ETS). An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)TCE rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

A summary of key events:

•Declared a dividend of $0.75 per share for the second quarter of 2026.
•Achieved Vessel operating revenues of $106.8 million and a TCE rate of $86,119, both the highest since the fourth quarter 2021.
•Generated higher charter revenues from Flex Volunteer and Flex Artemis operating in the spot market, as well as from Flex Constellation and Flex Aurora commencing new charters during the first quarter of 2026.
•Completed the scheduled drydocking for Flex Vigilant in June 2026.

1	Flex LNG Ltd. Second Quarter Results 2026

Marius Foss, CEO, commented:
“In the second quarter of 2026, we generated revenues of $106.8 million, or $102.7 million excluding EU Allowances, our highest quarterly revenue since the fourth quarter of 2021. Fleet-wide Time Charter Equivalent earnings were $86,119 per day, compared with $65,729 per day in the first quarter. Adjusted net income was $42.5 million, resulting in adjusted earnings per share of $0.79, an increase of 155% from the first quarter.

Energy markets have experienced significant volatility in recent months, as hostilities in the Middle East disrupted the broader energy complex. The resulting volatility and trading inefficiencies created attractive opportunities for our two spot-exposed vessels, Flex Volunteer and Flex Artemis. We secured employment for both vessels covering the second and third quarters, and each contributed to the increase in revenues. Both vessels are currently being marketed for spot and term employment from the end of the third quarter of 2026, leaving us with approximately 89% firm contract coverage for the remainder of the year.

In addition, Flex Aurora commenced her two-year firm charter with a supermajor in late March 2026. The charter runs until 2028 and includes three successive two-year extension options. We therefore benefited from a full quarter of earnings from the vessel during the second quarter. Likewise, Flex Constellation completed her first full quarter under her new 15-year charter. These two vessels made a solid contribution to both revenues and earnings.

Looking ahead to the remainder of 2026, we expect the freight market to remain volatile. On the supply side, around 55 vessels were delivered during the first seven months of the year, and shipbrokers expect a further 40 to 45 vessels to enter the fleet before year-end, hence, fleet growth is expected to remain high. At the same time, several demand-side factors could provide support to the market. European gas storage levels are currently at multi-year lows of around 61% as of mid August, while the shortfall in Qatari export volumes is contributing to the redirection of U.S. export volumes toward Asian importers. Despite the reduction in Qatari volumes, global LNG exports are flat year-on-year, supported by solid growth in U.S. export volumes and strong growth from West African exporters. Against this backdrop, we are entering an interesting and potentially volatile period for the LNG shipping market, with the balance between continued fleet growth and competition on LNG volumes between Europe and Asia.

However, we maintain our full-year 2026 revenue guidance of $345 - $370 million, excluding EUAs. We also maintain expected fleet-wide TCE earnings of $73,000 - $78,000 per day. Our guidance range for adjusted EBITDA is $255 - $280 million.

Supported by a strong earnings outlook for 2026, substantial contract backlog and a robust balance sheet, including $397 million of cash and no debt maturities before 2029, the Board is pleased to declare another quarterly dividend of $0.75 per share, equivalent to an aggregate distribution of approximately $41 million, marking our twentieth consecutive ordinary quarterly dividend of $0.75 per share. Including special dividends, we will have returned approximately $850 million to shareholders since 2021.”

2	Flex LNG Ltd. Second Quarter Results 2026

Quarterly dividends
On August 18, 2026, the Company’s Board of Directors declared a cash distribution for the second quarter 2026 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. The dividend is expected to be paid on or around September 17, 2026. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") are expected to be September 3, 2026.

Any dividends declared will be at the discretion of the Board of Directors and depend upon our financial condition, earnings and other factors. We can give no assurance that dividends will be declared and paid in the future.

Results for the three months ended June 30, 2026
The Company recorded vessel operating revenues of $106.8 million1 for the second quarter 2026, compared to $80.5 million in the first quarter 2026. Revenue for the quarter increased due to higher charter revenues generated by Flex Volunteer and Flex Artemis from operating in the spot market, and by Flex Constellation and Flex Aurora following the commencement of new charters during the first quarter 2026. Revenue was also positively impacted by the increased number of onhire days due to the drydocking of only one vessel, Flex Vigilant, in the second quarter 2026, compared to two vessels in the first quarter 2026. The TCE rate2 was $86,119 per day for the second quarter 2026, compared to $65,729 per day for the first quarter 2026.

Voyage expenses were $6.4 million in the second quarter 2026, compared to $5.8 million in the first quarter 2026. The increase was driven by higher costs for EUAs under the EU ETS, where an equivalent amount has been recorded within Vessel operating revenues. This increase has been partially offset by lower bunkers and repositioning costs when compared with the first quarter 2026.

Vessel operating expenses were $19.2 million in the second quarter 2026, compared to $18.7 million in the first quarter 2026. Operating Expenses ("Opex") per day2 was $16,260 for the second quarter 2026, compared to $15,953 for the first quarter 2026. The increase in vessel operating expenses was primarily driven by higher crew travel costs, due to disruptions affecting air travel through the Middle East, as well as the timing of expenses between quarters.

The Company recorded a net gain on derivatives of $4.7 million in the second quarter 2026, which includes a net unrealized gain of $2.4 million and a net realized gain of $2.3 million from interest rate swap settlements during the period.

1 $102.7 million excluding EUAs.
2 TCE rate, Adjusted net income, Adjusted basic earnings per share and Opex per day are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

3	Flex LNG Ltd. Second Quarter Results 2026

Net income for the second quarter 2026 was $44.9 million, with basic earnings per share of $0.83, compared with net income of $19.5 million and basic earnings per share of $0.36 for the first quarter 2026. Adjusted net income2 was $42.5 million, with adjusted basic earnings per share of $0.79 for the second quarter 2026, compared to $16.9 million for the first quarter 2026 and adjusted basic earnings per share of $0.31.

As of June 30, 2026, the book value of vessels was $2,077.1 million, compared to $2,091.9 million as at March 31, 2026. The movement primarily reflects depreciation of $19.8 million, partially offset by $5.0 million of capitalized expenditures related to vessel drydockings.

As of June 30, 2026, total long-term debt was $1,793.7 million, compared to $1,821.0 million as at March 31, 2026, with the decrease attributable to scheduled debt repayments made during the second quarter 2026.

Cash and cash equivalents were $397.4 million, which includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

Net cash provided by operating activities in the second quarter 2026 was $76.8 million, compared to $9.7 million in the first quarter 2026. This increase primarily reflects the rise in vessel operating revenues and the timing of advanced charter hire receipts.

Total equity was $702.5 million, compared to $698.2 million as at March 31, 2026. This increase in equity primarily reflects net income of $44.9 million for the period, partially offset by distributions of $40.6 million.

Business Update and Fleet Overview
Flex Artemis and Flex Volunteer operated in the spot market while being marketed for long-term charters. Both vessels are being marketed for new employment from the end of the third quarter 2026. The vessels are expected to continue trading in the short-term market until suitable long-term employment is secured.

Flex Vigilant successfully completed her scheduled drydocking in June 2026. With the previously completed drydockings of Flex Volunteer and Flex Freedom in January and March respectively, we have now completed all three scheduled drydockings for 2026 at an average cost of $6.0 million per vessel and an average offhire period of 17 days.

At the date of this report, the firm contract coverage is approximately 89% for the remainder of 2026, and the aggregate firm contract backlog for the fleet is 51 years, which may increase to 78 years if all extension options are exercised by charterers.

4	Flex LNG Ltd. Second Quarter Results 2026

We achieved 100% technical uptime, excluding offhire related to drydockings, on our vessels in the second quarter 2026.

The vessels generated a FuelEU Maritime1 compliance surplus related to the 2025 compliance period, reflecting the lower greenhouse gas intensity of our modern, fuel-efficient vessels compared with the applicable regulatory requirement for voyages within EU waters. No financial asset has been recognized as of June 30, 2026, as recognition remains subject to commercial negotiations with charterers and the related accounting assessment of any agreements reached.

The following table sets forth an overview of our fleet as of August 19, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q1 2028	Q1 2034
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2026	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2032	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q3 2026	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1) As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Shipbuilding and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each shipyard is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refer to Full Re-liquefaction Systems or Partial Re-liquefaction Systems, respectively.
(3) The expiration of our charters is considered the firm period known to the Company as of August 19, 2026, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

1 FuelEU Maritime is an EU regulation, applicable from 1 January 2025, requiring ships calling at EU ports to progressively reduce the greenhouse gas intensity of the energy used on board. Financial penalties apply where vessels fail to meet the applicable annual GHG intensity requirements.

5	Flex LNG Ltd. Second Quarter Results 2026

LNG Market Update
The second quarter of 2026 was characterized by elevated geopolitical uncertainty, shifting LNG trade flows and considerable volatility in market sentiment. A temporary rally in Asian LNG prices briefly reopened the West–East arbitrage, encouraging cargo redirections, eastbound vessel repositioning and longer sailing distances. The resulting increase in tonne-mile demand supported freight rates, although an approximately $15,000 per day increase in Atlantic rates quickly eroded the arbitrage economics. Towards quarter-end, ceasefire developments in the U.S.–Israel war with Iran triggered a correction and headline spot rates declined. Despite renewed hostilities between Iran and the U.S. in late July, Atlantic rates have remained under pressure as increased available vessels compete for limited demand. Rates East of Suez have proved more resilient, with the Pacific basin now trading at a premium to the Atlantic for the first time this year. Shipbrokers are currently quoting spot rates for modern tonnage at $50,000–$70,000 per day.

The term market moved into inversion, reflecting the near-term geopolitical risk premium, with charterers willing to pay up for coverage during the disruption while expecting rates to moderate thereafter. Charterers also continued to secure structural cover, underpinned by expectations of a tighter shipping market from 2028. Shipbrokers are currently quoting five and ten-year term rates at approximately $75,000 and $80,000 per day respectively.

The LNG carrier newbuild orderbook stands at approximately 285 vessels, equivalent to around 37% of the fleet on the water. Around 55 vessels were delivered during the first seven months of 2026, with a further 40–45 expected during the remainder of the year, followed by approximately 95 vessels in 2027 and 80 in 2028. Ordering activity also accelerated, with approximately 60 vessels contracted during the first seven months of 2026 compared with 35 during the whole of 2025. Newbuild prices at Korean yards are quoted at around $250 million for 2029 delivery, while Chinese yards continue to offer a discount of approximately $20 million per vessel.

Global LNG exports during the first seven months of 2026 amounted to approximately 241 million tonnes, down 1.3 million tonnes year-on-year. The U.S. further strengthened its position as the world’s largest LNG exporter, with volumes increasing by 23%, or approximately 13 million tonnes, supported by the continued ramp-up of Plaquemines and Corpus Christi and the first cargoes from Golden Pass in April. LNG Canada approached full capacity, while stronger exports from West Africa further supported Atlantic Basin supply. Nigerian exports increased by approximately 29%, or 2.5 million tonnes year-on-year, with additional volumes from the GTA FLNG project offshore Mauritania, Senegal and Angola. Industry sources report that global export capacity ran at 96% utilization in July, excluding Qatar and the U.A.E., compared with 90% last year and a five-year average of around 86%.

These gains were more than offset by disruption at Qatar’s Ras Laffan complex, where loadings declined by approximately 30 million tonnes year-to-date compared with 2025. Although loadings resumed tentatively in late June following the so-called Islamabad MoU, continued uncertainty around transit through the Strait of Hormuz and renewed hostilities in July delayed the normalization of trade flows.

On the demand side, growth remained highly uneven. Egypt more than doubled its LNG imports to approximately 8 million tonnes during the first seven months of the year as domestic gas production declined and pipeline supply

6	Flex LNG Ltd. Second Quarter Results 2026

tightened. Germany imported approximately 4.8 million tonnes and the UK 5.4 million tonnes, while other European buyers also increased purchases amid relatively low storage inventories and continued displacement of Russian gas. However, total European LNG imports declined by approximately 4% year-on-year, while European gas storage stood at around 61% in mid-August.

North Asian demand weakened as higher JKM prices and prolonged disruption to Gulf supply reduced buying appetite. Chinese LNG imports declined by approximately 8% to 33 million tonnes during the first seven months of the year, the lowest level since the COVID period, while imports into Japan and South Korea fell by approximately 4% and 3%, respectively. China continued to act as the region’s swing buyer, relying on domestic gas production, pipeline imports, inventories and cargo resales rather than competing for higher-priced marginal LNG supply.

Final Investment Decision (FID) activity accelerated during the quarter, although newly sanctioned projects will not materially ease the near-term supply balance. Commonwealth LNG reached FID in May for its 9.5 MTPA project, while Delfin LNG sanctioned the first 4.4 MTPA vessel of its offshore FLNG development in June, marking the first U.S. floating liquefaction project to reach FID. Both support the longer-term expansion of U.S. LNG exports, although meaningful volumes are not expected before the end of the decade.

Finance update
To mitigate risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. As of June 30, 2026, the Company has fixed interest rates on an aggregate notional principal amount of $775.0 million. The interest rate swaps have a fixed rate of interest based on the Secured Overnight Financing Rate ("SOFR"), with a weighted average fixed interest rate of 2.46% and a weighted average duration of 2.3 years.

Second Quarter 2026 Results Presentation
Flex LNG will release its financial results for the second quarter 2026 on Wednesday, August 19, 2026.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CEST (9:00 a.m. ET). In order to attend the webcast, use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/TuViqFRjfMWxYEeGBXnc

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms part of this report.

7	Flex LNG Ltd. Second Quarter Results 2026

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, that are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, on further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, and accordingly there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically disclaims any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors or to assess the impact of each such factor, or combination of factors, on its business or results of operations. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the Company’s business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs and bunker costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those

8	Flex LNG Ltd. Second Quarter Results 2026

that may limit the commercially useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, global and regional economic and political conditions and developments, armed conflicts, including developments involving Russia and Ukraine, Israel, Iran and regional actors in the Middle East, actual or threatened attacks on commercial shipping and disruptions affecting strategic waterways and major maritime trade routes, including the Red Sea and Gulf of Aden, threats to close or disrupt strategic waterways such as the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, the cost and effects of cybersecurity incidents or other failures, including system interruptions, breaches, software failures or data security incidents, risks arising from the misuse, misapplication or failure of artificial intelligence in the Company’s operations, business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, public health threats or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.
August 19, 2026

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

9	Flex LNG Ltd. Second Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Vessel operating revenues	106,799	80,457	85,983	187,256	174,420
Voyage expenses	(6,394)	(5,786)	(2,971)	(12,180)	(4,956)
Vessel operating expenses	(19,236)	(18,665)	(18,175)	(37,901)	(36,288)
Administrative expenses	(1,904)	(2,553)	(1,924)	(4,457)	(4,454)
Depreciation	(19,797)	(19,254)	(18,984)	(39,051)	(37,541)
Operating income	59,468	34,199	43,929	93,667	91,181
Interest income	665	780	1,263	1,445	2,132
Interest expense	(19,594)	(20,112)	(24,306)	(39,706)	(46,433)
Extinguishment costs of long-term debt	—	—	(1,630)	—	(1,630)
(Loss)/gain on derivatives	4,678	4,907	(1,326)	9,585	(8,637)
Foreign exchange (loss)/gain	(67)	51	165	(16)	500
Other financial items	(287)	(291)	(360)	(578)	(617)
Income before tax	44,863	19,534	17,735	64,397	36,496
Income tax expense	(12)	(23)	(16)	(35)	(49)
Net income	44,851	19,511	17,719	64,362	36,447

Earnings per share:
Basic	0.83	0.36	0.33	1.19	0.67
Diluted	0.83	0.36	0.33	1.19	0.67

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Net income for the period	44,851	19,511	17,719	64,362	36,447
Total other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income	44,851	19,511	17,719	64,362	36,447

10	Flex LNG Ltd. Second Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
	June 30,	March 31,	December 31,
	2026	2026	2025
ASSETS
Current assets
Cash and cash equivalents	397,382	389,068	447,632
Restricted cash	—	—	65
Inventory	7,473	6,317	9,004
Other current assets	50,105	73,477	46,234
Receivables due from related parties	490	653	340
Total current assets	455,450	469,515	503,275

Non-current assets
Derivative instruments	22,343	19,971	18,054
Other non-current assets	7,466	3,027	—
Vessels and equipment, net	2,077,135	2,091,899	2,102,495
Total non-current assets	2,106,944	2,114,897	2,120,549
Total Assets	2,562,394	2,584,412	2,623,824

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	110,820	110,195	109,629
Derivative instruments	—	10	604
Payables due to related parties	1,191	872	673
Accounts payable	6,118	7,503	10,508
Other current liabilities	51,470	53,846	44,412
Total current liabilities	169,599	172,426	165,826

Non-current liabilities
Long-term debt	1,682,848	1,710,760	1,738,578
Other non-current liabilities	7,466	3,027	163
Total non-current liabilities	1,690,314	1,713,787	1,738,741
Total Liabilities	1,859,913	1,886,213	1,904,567

Equity
Share capital (June 30, 2026, March 31, 2026 and December 31, 2025: 54,520,325 shares issued, par value $0.01 per share)	545	545	545
Treasury shares at cost (June 30, 2026, March 31, 2026 and December 31, 2025: 427,949)	(4,180)	(4,180)	(4,180)
Additional paid in capital	704,300	704,300	704,300
Contributed Surplus	140,130	180,699	221,268
Accumulated deficit	(138,314)	(183,165)	(202,676)
Total equity	702,481	698,199	719,257
Total Equity and Liabilities	2,562,394	2,584,412	2,623,824

11	Flex LNG Ltd. Second Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025

OPERATING ACTIVITIES
Net income	44,851	19,511	17,719	64,362	36,447
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	19,797	19,254	18,984	39,051	37,541
Extinguishment costs of long-term debt	—	—	1,630	—	1,630
Amortization of debt issuance costs	552	540	585	1,092	1,219
Equity settled share-based payments	—	—	23	—	76
Foreign exchange (gain)/loss	67	(51)	(165)	16	(500)
Change in fair value of derivative instruments	(2,382)	(2,511)	5,660	(4,893)	16,672
Drydocking expenditure	(5,033)	(8,658)	(10,891)	(13,691)	(13,504)
Other	—	—	5	—	13
Changes in operating assets and liabilities, net:
Inventory	(1,156)	2,687	224	1,531	19
Other current assets	23,372	(27,243)	(6,900)	(3,871)	(20,257)
Other non-current assets	(4,439)	(3,027)	(3,487)	(7,466)	(3,487)
Receivables due from related parties	163	(313)	(364)	(150)	171
Payables due to related parties	319	199	527	518	303
Accounts payable	(1,385)	(3,005)	(1,255)	(4,390)	463
Other current liabilities	(2,376)	9,434	1,101	7,058	6,769
Other non-current liabilities	4,439	2,864	3,493	7,303	3,493
Net cash provided by operating activities	76,789	9,681	26,890	86,470	67,069

INVESTING ACTIVITIES
Net cash used in investing activities	—	—	—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	(27,839)	(27,675)	(27,191)	(55,514)	(54,288)
Proceeds from revolving credit facilities	353,675	393,675	458,675	747,350	847,350
Repayment of revolving credit facilities	(353,675)	(393,675)	(458,675)	(747,350)	(847,350)
Prepayment of long-term debt	—	—	(129,613)	—	(129,613)
Proceeds from long-term debt	—	—	175,000	—	175,000
Extinguishment costs paid on long-term debt	—	—	(648)	—	(648)
Financing costs	—	(117)	(1,352)	(117)	(1,352)
Dividends paid	(40,569)	(40,569)	(40,566)	(81,138)	(81,132)
Net cash used in financing activities	(68,408)	(68,361)	(24,369)	(136,769)	(92,033)

Effect of exchange rate changes on cash	(67)	51	164	(16)	498
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,314	(58,629)	2,685	(50,315)	(24,466)

Cash, cash equivalents and restricted cash at the beginning of the period	389,068	447,697	410,052	447,697	437,203
Cash, cash equivalents and restricted cash at the end of the period	397,382	389,068	412,737	397,382	412,737

12	Flex LNG Ltd. Second Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the six months ended June 30, 2026:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2026	54,092,376	545	(4,180)	704,300	221,268	(202,676)	719,257
Net income	—	—	—	—	—	19,511	19,511
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At March 31, 2026	54,092,376	545	(4,180)	704,300	180,699	(183,165)	698,199
Net income	—	—	—	—	—	44,851	44,851
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At June 30, 2026	54,092,376	545	(4,180)	704,300	140,130	(138,314)	702,481

For the six months ended June 30, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Equity settled share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848
Transfer to contributed surplus	—	—	—	(200,000)	200,000	—	—
Equity settled share-based payments	—	—	—	23	—	—	23
Net income	—	—	—	—	—	17,719	17,719
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At June 30, 2025	54,087,768	545	(4,224)	704,344	302,403	(241,044)	762,024

13	Flex LNG Ltd. Second Quarter Results 2026

APPENDIX A - Supplemental Financial Information

(A) Vessels and equipment, net
Movements in the six months ended June 30, 2026 for vessels and equipment, net are summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2026	2,467,470	65,509	2,532,979
Additions	—	13,691	13,691
Disposals	—	(7,500)	(7,500)
At June 30, 2026	2,467,470	71,700	2,539,170

Accumulated depreciation
At January 1, 2026	(406,998)	(23,486)	(430,484)
Charge	(32,593)	(6,458)	(39,051)
Disposals	—	7,500	7,500
At June 30, 2026	(439,591)	(22,444)	(462,035)

Net book value
At January 1, 2026	2,060,472	42,023	2,102,495
At June 30, 2026	2,027,879	49,256	2,077,135

(B) Capital commitments

As of June 30, 2026, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	52,104	60,584	—	112,688
2 years	45,592	69,353	—	114,945
3 years	47,126	62,880	290,154	400,160
4 years	48,743	46,752	180,000	275,495
5 years	50,447	31,180	—	81,627
Thereafter	516,636	303,552	—	820,188
Total	760,648	574,301	470,154	1,805,103

Sale and leasebacks are classified as financing arrangements, and include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

14	Flex LNG Ltd. Second Quarter Results 2026

(C) Long-term debt

As of June 30, 2026, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows:

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Enterprise $150 Million Facility	Term and revolving	June, 2029	9,755	103,223	112,978
$290 Million Facility	Term and revolving	March, 2029	14,285	227,917	242,202
$270 Million Facility	Term and revolving	February, 2030	16,133	228,639	244,772
$330 Million Sale and Leaseback	Sale and leaseback	February, 2035	16,715	251,825	268,540
Flex Volunteer Sale and Leaseback	Sale and leaseback	December, 2031	7,827	118,500	126,327
Flex Rainbow Sale and Leaseback	Sale and leaseback	February, 2033	9,603	139,775	149,378
Flex Endeavour Sale and Leaseback	Sale and leaseback	June, 2034	8,399	136,690	145,089
Flex Courageous Sale and Leaseback	Sale and leaseback	July, 2035	9,104	156,443	165,547
Flex Resolute Sale and Leaseback	Sale and leaseback	November, 2035	9,155	158,693	167,848
Flex Constellation $180 Million Facility	Term	March, 2041	9,843	161,145	170,989
			110,820	1,682,848	1,793,668

(D) Derivative Instruments

Our interest rate swap contracts as of June 30, 2026, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	2.3 years	2.46%	SOFR

Movements in the six months ended June 30, 2026 for the derivative instrument assets and liabilities are summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2026	18,054	(604)	17,450
Change in fair value of derivative instruments	4,289	604	4,893
At June 30, 2026	22,343	—	22,343
Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Change in fair value of derivative instruments	2,382	2,511	(5,660)	4,893	(16,672)
Realized gain on derivative instruments	2,296	2,396	4,334	4,692	8,035
Gain/(Loss) on derivatives	4,678	4,907	(1,326)	9,585	(8,637)

15	Flex LNG Ltd. Second Quarter Results 2026

(E) Share-based compensation

In June 2026, the Company issued 234,974 synthetic share options to members of top management and key personnel. The synthetic share options have a five-year term from June 24, 2026, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have a strike price of $30.00 per share. The strike price will be adjusted for any distribution of dividends made before the relevant options expire. The synthetic options granted to the Chief Executive Officer and the Chief Financial Officer are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the strike price on the date of exercise, and as such, have been classified as a liability.

As at June 30, 2026, the Company had 356,843 outstanding non-vested synthetic share options and 59,037 outstanding vested synthetic share options (December 31, 2025: 182,805 non-vested options and nil vested options), with a weighted average-adjusted strike price2 of $26.84 per share for the non-vested options and $20.75 per share for the vested options (December 31, 2025: $22.25 per share for the non-vested options).

APPENDIX B - Reconciliation of Non-GAAP Measures

In this appendix we present additional information and measures intended to supplement investors’ understanding of our operating performance, by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. These measures are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to our operating performance or liquidity calculated in accordance with U.S. GAAP. Our management considers these measures to be useful to investors, because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to that of our peers. Additionally, management uses these measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions used by us may not be comparable to similar measures used by other companies.

(A) Reconciliation of Net Income to EBITDA and Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

EBITDA is defined as net income plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.
2 Adjusted strike price refers to the fact that the strike price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's synthetic share option scheme.

16	Flex LNG Ltd. Second Quarter Results 2026

The table below reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Net income	44,851	19,511	17,719	64,362	36,447
Interest income	(665)	(780)	(1,263)	(1,445)	(2,132)
Interest expense	19,594	20,112	24,306	39,706	46,433
Write-off of unamortized debt issuance costs	—	—	982	—	982
Income tax expense	12	23	16	35	49
Depreciation	19,797	19,254	18,984	39,051	37,541
EBITDA	83,589	58,120	60,744	141,709	119,320
Extinguishment costs paid on long-term debt	—	—	648	—	648
(Gain)/loss on derivatives	(4,678)	(4,907)	1,326	(9,585)	8,637
Foreign exchange (gain)/loss	67	(51)	(165)	16	(500)
Adjusted EBITDA	78,978	53,162	62,553	132,140	128,105

(B) Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/losses and change in assets/liabilities of derivative instruments. Adjusted Earnings Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. We believe that adjusted net income and adjusted EPS assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares.

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Net income	44,851	19,511	17,719	64,362	36,447
Extinguishment costs of long-term debt	—	—	1,630	—	1,630
Change in assets/liabilities of derivative instruments	(2,382)	(2,511)	5,660	(4,893)	16,672
Foreign exchange (gain)/loss	67	(51)	(165)	16	(500)
Adjusted net income	42,536	16,949	24,844	59,485	54,249

Weighted average number of ordinary shares	54,092,376	54,092,376	54,087,768	54,092,376	54,087,768
Denominator for diluted earnings per share	54,092,376	54,092,376	54,095,508	54,092,376	54,095,618

Adjusted basic earnings per share	0.79	0.31	0.46	1.10	1.00
Adjusted diluted earnings per share	0.79	0.31	0.46	1.10	1.00

17	Flex LNG Ltd. Second Quarter Results 2026

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet. TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. We define TCE income as vessel operating revenues less voyage expenses. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Vessel operating revenues	106,799	80,457	85,983	187,256	174,420
Less:
Voyage expenses	(6,394)	(5,786)	(2,971)	(12,180)	(4,956)
Time charter equivalent income	100,405	74,671	83,012	175,076	169,464
Fleet onhire days	1,166	1,136	1,153	2,302	2,323
Time charter equivalent rate	86,119	65,729	72,012	76,056	72,958

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet. Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare the relative performance of the Company's technical performance with other industry peers.
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Vessel operating expenses	(19,236)	(18,665)	(18,175)	(37,901)	(36,288)

Available days	1,183	1,170	1,183	2,353	2,353
Opex per day	(16,260)	(15,953)	(15,363)	(16,108)	(15,422)

18	Flex LNG Ltd. Second Quarter Results 2026